May 13, 2010
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	United Maritime Group, LLC United Maritime Group Finance Corp. Registration Statement on Form S-4 (File No. 333-165796 & -01)
Dear Mr. Webb:
     On behalf of United Maritime Group, LLC and United Maritime Group Finance Corp. (collectively, the “Company”), this letter is provided to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the Company’s proposed offer to exchange (the “Exchange Offer”) all of its outstanding 11 3/4% Senior Secured Notes due 2015, issued on December 22, 2009 (the “Old Notes”), for new 11 3/4% Senior Secured Notes due 2015 (the “Exchange Notes”). The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993 (the “Shearman Letter”), and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Pursuant to Rule 14e-1(a) of the Securities Exchange Act of 1934, the Exchange Offer will be open for at least 20 full business days and the Exchange Offer’s expiration date will be included in the final prospectus disseminated to security holders and filed according to Rule 424. The Company represents the following:
     The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     The Company will also will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman Letter) in connection with any resale of such Exchange Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes.
     The Company will include in the letter of transmittal or similar documents to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Very truly yours,
/s/ Curtis Hogan
Curtis Hogan
Enclosures

cc:	J. Nolan McWilliams, Staff Attorney Walter Bromfield, Chief Financial Officer Cristopher Greer, Esq.